Meridian Gold Commences Drilling Atna’s Clover Project

Vancouver, B.C. (November 16, 2007). Atna (TSX:ATN) is pleased to announce that Meridian Gold Inc.(TSX:MNG, NYSE:MDG), began drilling on Atna’s Clover project, Elko County, Nevada, on November 14th.  Yamana Gold Inc. (TSX:YRI, NYSE:AUY) currently owns approximately 90% of Meridian Gold and is in the process of acquiring the balance of Meridian shares not already own by way of a plan of arrangement.  Meridian informed Atna that a reverse circulation drill is targeting high grade epithermal vein zones and structures in the southern portion of the claim block.  The holes will follow-up on previous high grade drill intersections and explore new structural targets.

Meridian plans to drill approximately 12,000 feet in 11 holes and will continue to work through the remainder of the fourth quarter 2007.  Atna’s President and CEO, David Watkins, stated, “We are pleased that Meridian has planned an aggressive drill program at the Clover project, targeting high-grade mineralization typical of bonanza vein systems in the area.  Meridian has an impressive track record of discovery in a similar geological setting at its El Peñón mine in Chile and has an experienced geologic team on the Clover project.”

The Clover project is a low-sulphidation, vein-hosted, epithermal gold prospect located in Nevada’s Midas mining district within the prospective Northern Nevada Rift.  Clover’s geologic setting is similar to Newmont Mining’s Ken Snyder (Midas) mine (1999 published reserves of 2.8 M tons averaging 34.7 g/t Au, 399 g/t Ag).  Clover has several targets that require follow-up work including a geophysical anomaly in the Jake Creek structural corridor near the occurrence of high-grade (30.9 g/t) gold bearing float and at the south end of the property where high-grade gold intersections (25.3 g/t over 9.7m, 7.9 g/t over 7.6m, and 10 g/t over 3m) were identified from previous drilling.

Under the terms of the agreement Meridian can earn a 51% working interest in the Clover project by making a cash payment of US$135,000 and exploration expenditures of US$300,000 in the first year, and paying an additional US$500,000 and incurring exploration expenditures of US$3,000,000 over the following three year period.  Meridian can earn an additional 19% interest by completing a pre-feasibility study within 30 months of the initial earn-in.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release.

For further information and the forward looking statement, please visit our website, www.atna.com, or contact:

ATNA RESOURCES LTD., Kendra Johnston, Investor Relations Manager & Geologist
Tel: (604) 684-2285, E-mail: kjohnston@atna.com